Exhibit 12

AMETEK, Inc.

Exhibit 12 - Ratio of Earnings to Fixed Charges

12/31/2018

	2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations	987,745	796,729	693,103	806,380	804,832	724,795
Interest expense—gross	81,306	97,363	93,653	91,319	79,147	72,972
Capitalized interest	(178)	(342)	(207)	(489)	(73)	(201)
Amortization of debt financing costs	1,052	1,008	858	965	855	801
Interest portion of rental expense	17,516	16,553	15,425	14,518	14,874	13,177

Adjusted earnings	1,087,441	911,311	802,832	912,693	899,635	811,544

Fixed charges:
Interest expense, net of capitalized interest	81,128	97,021	93,446	90,830	79,074	72,771
Capitalized interest	178	342	207	489	73	201
Amortization of debt financing costs	1,052	1,008	858	965	855	801
Interest portion of rental expense	17,516	16,553	15,425	14,518	14,874	13,177

Fixed charges	99,874	114,924	109,936	106,802	94,876	86,950

Ratio of adjusted earnings to fixed charges	10.9	7.9	7.3	8.5	9.5	9.3